

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

Profit Corporation
Articles of Amendment

1. Corporation name:

mySongbird Inc.

2. Article number(s)

V and X

is amended as follows:

Article number(s) is not your filing ID number. Example: 2000-000123456

The number , par value, and class of shares the profit corporation will have the authority to issue are:
Number of Common Shares: Unlimited   Par Value: $0.0000
Number of Class A Common Shares: Unlimited   Par Value: $0.0000
Number of Preferred Shares: 100,000,000   Par Value: $0.0000
The attached Annex I also shall be added to Article V of the Articles of Incorporation.
The Board of Directors is authorized to establish such series of Preferred Shares and establish the rights,powers and preferences of the each such series as it shall determine.
A new Article X of the Articles of Incorporation shall be added to read as follows:
"Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting and without prior notice if written consents setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to take the action at a meeting at which all shares entitled to vote on the action were present and voted."

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on

02/08/2021

(Date – mm/dd/yyyy)

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☐   **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.


OR


☐   **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.


OR


☑   **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____   **Date:** | 02/08/21 |
(May be executed by Chairman of Board, President or another of its officers.)   *(mm/dd/yyyy)*

Print Name: | Michael Mountford | Contact Person: | Howard Groedel |

Title: | CEO | Daytime Phone Number: | 216.583.7118 |

                       Email: | hgroedel@ulmer.com |


(Email provided will receive annual report reminders and filing evidence.)
May list multiple email addresses


<u>Checklist</u>

☑   ***Filing Fee: $50.00***   Make check or money order payable to Wyoming Secretary of State.
☑   Please submit one **originally signed** document.
☐   **Typical processing time is 3-5 business days** following the date of receipt in our office.
☐   *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article.
☐   Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.